September 16, 2019

Kathryn Stalmack
Senior Vice President, General Counsel and Secretary
Providence Service Corporation
1275 Peachtree Street, Sixth Floor
Atlanta, GA 30309

       Re: Providence Service Corporation
           Registration Statement on Form S-3
           Filed September 9, 2019
           File No. 333-233676

Dear Ms. Stalmack:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Steven J. Slutzky